

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2016

Aleksandr Zausaev
Chief Executive Officer
Zartex, Inc.
4760 South Pecos Rd. Suite 103
Las Vegas, NV 89121

> **Re:** **Zartex, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2016**
> **File No. 333-214122**

Dear Mr. Zausaev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and no assets. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

The Offering, page 6

2. We note that throughout the registration statement you provide disclosures to reflect completion of 50%, 75%, and 100% of the offering. Please supplement your existing disclosures throughout the registration statement, including the use of proceeds and plan of operation sections, to reflect an assumed completion of 25% of the offering.

Description of Business, page 18

3. Please discuss in greater detail how you will develop the software product you plan to market. Specifically, discuss whether you expect the software to be developed internally by your sole officer and employee, outsourced to contractors, or developed by some other means, and discuss who will own the rights to the software technology. Also discuss the significant milestones involved in the software development process and in publicly launching your product.

4. You state that your target customers include "real stores" involved in clothing distribution, fashion and other garment industry events, and television advertisements. Please include a discussion of the geographic areas where you intend to target these and any other localized marketing efforts.

Directors, Executive Officers, Promoters and Control Persons, page 20

5. We note that Mr. Zausaev has worked as a freelance web developer and software developer with entities "around the world" since 2008. Please list the names and principal places of business of the organizations employing Mr. Zausaev's services during the past five years and briefly describe the nature and scope of his web development and software development activities during this period.

Exhibits

6. Page one of Exhibit 3.1 was filed in an un-searchable format. Please amend your filing to submit Exhibit 3.1 in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015) and Item 301 of Regulation S-T.

7. Please file the subscription agreement you plan to use and your lease agreement as exhibits to your registration statement. Refer to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Matthew Derby, Law Clerk at (202) 551-3334 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Robert J. Zepfel Esq.
       Haddan & Zepfel LLP